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WRITER'S DIRECT NUMBER:
(212) 848-7205

SUPPL

March 8, 2004

BY HAND

Securities and Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington, DC 20549

Telefônica Data Brasil Holding S.A.
12g3-2(b) Exemption Submission
File No. 82-5151

MAR 8 2004

Ladies and Gentlemen:

On behalf of Telefônica Data Brasil Holding S.A. (the "Company"), I attach hereto the notice of the General Ordinary Shareholders' Meeting to be held on March 26, 2004, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2 under the Securities Exchange Act of 1934, with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information shall constitute an admission for any purpose that the Company is subject to the Act.

Please do not hesitate to contact me at (212) 848-7205 if you need any further clarification on the above.

Very truly yours,

Ana Claudia Silva /RL

Ana Claudia Silva
Associate

PROCESSED
MAR 09 2004
THOMSON FINANCIAL

dlw 3/9

Telefónica

TELEFÔNICA DATA BRASIL HOLDING S.A.

Announces the Ordinary General Shareholders' Meeting

March 05, 2004 (01 page)

For more information, contact:

Charles E. Allen
TDBH, São Paulo, Brazil
Tel: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: callen@telesp.com.br
URL: www.telefonica.net.br

(São Paulo – Brazil, March 05, 2004) Telefônica Data Brasil Holding S.A. (NYSE: TDBPY; BOVESPA: TDBH) today announced that it will hold the General Ordinary Shareholders' Meeting on March 26, 2004 at 11:00 São Paulo time, at AV. Brigadeiro Faria Lima #1188 (Auditorium), in the Capital of the State of São Paulo, to discuss the following agenda:

Ordinary General Shareholders' Meeting

1. Be posted by the Managers on the results, assess, discuss and vote on the Financial Statements of the Company and its subsidiaries, related to the fiscal year ended on December 31, 2003;
2. Deliberate on the allocation of the results of the fiscal year 2003;
3. Appoint the members of the Board of Directors;
4. Appoint the members of the Audit Committee;
5. Determine the remuneration of the members of the Management, the Board of Directors and the Audit Committee.

General Instructions

A) The corresponding powers-of-attorney for the Meeting must be filed at the Company's headquarters, at Avenida Brigadeiro Faria Lima 1188, São Paulo-SP, on business days from Monday to Friday between 09:00 and 18:00 hours, with the deadline set on March 24, 2004 at 11:00 hours. Such powers-of-attorney must contain special powers and be accompanied with the company's acts and/or documents that prove the representation of the shareholder, in the case of legal entities.

B) The shareholders participating in the Stock Exchange Custody Program for Nominal Shares who wish to participate in the referred Meeting shall submit to the Company's headquarters an abstract of their shareholding position issued by the custodian entity after March 23, 2004.

C) In accordance with Instruction CVM # 165, dated as of December 11, 1991, modified by Instruction CVM # 282, dated as of June 26, 1998, the minimum percentage of participation in the capital stock in order to request the process of multiple voting in the election of the members of the Board of Directors is 5% (five per cent).

São Paulo, March 05, 2003

Eduardo Fernando Caride
Chairman, Board of Directors